SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                FORM 12b-25

                                           Commission File Number 333-58233

                        NOTIFICATION OF LATE FILING

(Check One):  (X) Form 10-K

        For Period Ended: December 31, 2000

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant   DIAMOND BRANDS INCORPORATED

Address of principal executive office (Street and number)   1800 CLOQUET AVENUE

City, State and Zip Code   CLOQUET, MINNESOTA  55720

                                  PART II
                          RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     {  (a)    The reasons described in reasonable detail in Part III of
     {         this form could not be eliminated without unreasonable
     {         effort or expense;
     {  (b)    The subject annual report, semi-annual report, transition
( )  {         report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion
     {         thereof will be filed on or before the 15th calendar day
     {         following the prescribed due date; or the subject quarterly
     {         report or transition report on Form 10-Q, or portion thereof
     {         will be filed on or before the fifth calendar day following
     {         the prescribed due date; and
     {  (c)    The accountant's statement or other exhibit required by Rule
     {         12b-25(c) has been attached if applicable.

                                  PART III
                                 NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

As of March 31, 2001, Diamond Brands Operating Corp. (the "Operating Company") was in default under its senior secured credit agreement and the revolving credit facility thereunder was fully drawn. The Operating Company is currently attempting to obtain a waiver from its senior lenders. There can be no assurance that the Operating Company will obtain such a waiver. Due to these discussions with senior lenders regarding a restructuring of the Operating Company, Diamond Brands Incorporated ("DBI"), the holding company for the Operating Company, has been unable to prepare financial statements for its annual report on Form 10-K. DBI expects to file its annual report on Form 10-K as soon as practicable.

                                  PART IV
                             OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

            Wiliam L. Olson                 (218)            879-6700
               (Name)                    (Area Code)    (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                      (X) Yes   (  ) No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       (X) Yes   (  ) No

        The following estimates are based on our financial statements which have not been finalized. The Company's consolidated net sales for the three and twelve month periods ended December 31, 2000, were approximately $26.7 million and $99.7 million, respectively, a decrease of approximately 8% and 7% from the comparable 1999 three and twelve month periods. Operating income for the three and twelve month periods ended December 31, 2000, was approximately $4.3 million and $17.3 million, respectively, compared to operating income of $6.8 million and $26.1 million in the comparable 1999 three month and twelve month periods. These results reflect trends similar to those seen in the Company's third fiscal quarter ended September 30, 2000.

        The Company's consolidated interest expense for the three and twelve month periods ended December 31, 2000, was approximately $6.1 million and $24.1 million, respectively, compared to $6.5 million and $25.3 million in the comparable 1999 three and twelve month periods, consistent with results reported for the Company's third fiscal quarter ended September 30, 2000.

                        DIAMOND BRANDS INCORPORATED
                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2001                  By:   /s/ Naresh K. Nakra
                                           --------------------------
                                     Name:  Naresh K. Nakra
                                     Title: President, Chief Executive Officer